EXHIBIT 99.1

Innovation Beverage Group’s Bitters Win 4 Gold Medals at the
Los Angeles International Spirits Competition

Australian Bitters Company brand wins Gold for: Best of Class in Aromatic Bitters, Grapefruit
Bitters, and Orange Bitters

BITTERTALES brand wins Gold for Aromatic Bitters

Brands to be featured at the LA Country Fair, one of the largest festivals in the U.S., with more than 750,000 guests attending

Seven Hills, Australia, May 5, 2025—Innovation Beverage Group Ltd, (“IBG” or the “Company”) (Nasdaq: IBG), an innovative developer, manufacturer, and marketer of a growing beverage portfolio of 60 formulations across 13 alcoholic and non-alcoholic brands, announced today it has won gold medals in four (4) categories at the 2025 Los Angeles International Spirits Competition which took place on April 1-3, 2025.

For more than 100 years, the Los Angeles International have bestowed gold medals to the best wines, spirits, olive oils and dairy products from around the globe, showcasing the winners at the LA County Fair. Judged by an array of the finest palates in the world, the ensuing scrutiny can result in catapulting a little-known product to worldwide fame or reiterate the staying power of a traditional label. Combining an impressive list of the world’s finest judging professionals and an international array of entries, the Los Angeles International Competitions has cemented itself as the premier wine, spirits, evoo and dairy competition.

IBG’s AUSTRALIAN BITTERS COMPANY won in three categories:

●	Best Of Class, Gold Medal - 94 Points Mixers, Aromatic Bitters

●	Gold Medal Mixers, Grapefruit Bitters

●	Gold Medal Mixers, Orange Bitters

IBG’s BITTERTALES won:

●	Gold Medal Mixers, Aromatic Bitters

As winners, both of IBG’s bitters brands will get exposure to more than nearly 100,000 visitors on L.A. International Spirits Competition’s websites and 375,000 social media followers, in addition to being featured at the LA County Fair, one of the largest fairs and festivals in the U.S., with more than 750,000 guests annually.

“Winning gold, four times over, including in the Best of Class category, can propel our marketing efforts and brand recognition, particularly in the U.S. where our bitters is now rolling out through major national distributors,” stated IBG’s Chairman and Interim Chief Executive Officer, Sahil Beri. “Having captured nearly half the bitters market in Australia, we are ready to boost sales in the U.S. This highly regarded award from the L.A. International Spirits Competition helps consumers know they are getting the best when they choose Australian Bitters Company and BITTERTALES.”

IBG’s flagship product, Australian Bitters Company, hand crafted in small batches in Australia from the finest natural botanical herbs and spices, previously won the Gold Medal at the Los Angeles Spirts Awards in 2018. BITTERTALES, the Company’s premium cocktail brand, won Best in Show and a Platinum Medal at the 2020 LA Spirits Awards, and a Gold Medal at the 2018 and 2021 LA Spirits Awards. IBG’s bitters brands are produced at its state-of-the-art U.S. FDA and GMP certified facility in Australia and shipped worldwide. In 2024, Australian Bitters Company captured a record 45% market share in Australia, the second largest national market for bitters worldwide, behind only the U.S.

About Innovation Beverage Group

Innovation Beverage Group is a developer, manufacturer, marketer, exporter, and retailer of a growing beverage portfolio of 60 formulations across 13 alcoholic and non-alcoholic brands for which it owns exclusive manufacturing rights. Focused on premium and super premium brands and market categories where it can disrupt age old brands, IBG’s brands include Australian Bitters, BITTERTALES, Drummerboy Spirits, Twisted Shaker, and more. IBG’s most successful brand to date is Australian Bitters, which disrupted a 200-year-old market leader, giving the Company a market dominating position in several territories including a partnership in Australia with Coca-Cola Europacific Partners. Established in 2018, IBG’s headquarters, distillery, innovation, and manufacturing facility are located in Sydney, Australia with a U.S. sales office in California. For more information visit: https://www.innovationbev.com/

Forward Looking Statement

This press release contains “forward-looking statements” and “forward-looking information.” This information and these statements, which can be identified by the fact that they do not relate strictly to historical or current facts, are made as of the date of this press release or as of the date of the effective date of information described in this press release, as applicable.

The forward-looking statements herein relate to predictions, expectations, beliefs, plans, projections, objectives, assumptions, or future events or performance (often, but not always, using words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “envisages,” “assumes,” “intends,” “strategy,” “goals,” “objectives” or variations thereof or stating that certain action events or results “may,” “can,” “could,” “would,” “might,” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) and include, without limitation, statements with respect to projected financial targets that the Company is looking to achieve.

All forward-looking statements are based on current beliefs as well as various assumptions made by and information currently available to the Company’s management team. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections, and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution any person reviewing this press release not to place undue reliance on these forward-looking statements as several important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates, assumptions, and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur.

The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Company or on behalf of the Company except as may be required by law.

Contact:

TraDigital IR
John McNamara
917-658-2602
John@tradigitalir.com